Form U-13-60
     Mutual and Subsidiary Service Companies*
             Revised February 7, 1980



                   ANNUAL REPORT

                  FOR THE PERIOD

 Beginning January 1, 1999 and Ending December 31,
                       1999

                      TO THE

           U.S. SECURITIES AND EXCHANGE
                    COMMISSION

                        OF

             Allegheny Ventures, Inc.

             A Nonutility Subsidiary*





     Date of Incorporation:  August 18, 1994.
  If not incorporated, Date of Organization:  not
                    applicable.

 State or Sovereign Power under which Incorporated
             or Organized:  Delaware.

    Location of Principal Executive Offices of
                Reporting Company:
      10435 Downsville Pike, Hagerstown, MD.

    Name, title, and address of officer to whom correspondence concerning this report should be addressed:
            Thomas J. Kloc, Controller
             Allegheny Ventures, Inc.
               10435 Downsville Pike
            Hagerstown, MD  21740-1766.

      Name of Principal Holding Company Whose
  Subsidiaries are served* by Reporting Company:
              Allegheny Energy, Inc.






SEC 1926 (6-82)
*Note that this report is being used for a nonutility subsidiary of such Holding Company.

       INSTRUCTIONS FOR USE OF FORM U-13-60



     1. Time of filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

     2.  Number of copies.  Each annual report
shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     3.  Period covered by report.  The first
report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93, to the end of that calendar year. Subsequent reports should cover a calendar year.

     4.  Report format.  Reports shall be
submitted on the forms prepared by the Commission.
If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5.  Money amounts displayed.  All money
amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars, or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X '210.3-01(b).

     6.  Deficits displayed.  Deficits and other
like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation
S-X, '210.3-01(c)).

     7.  Major amendments or corrections.  Any
company desiring to amend or correct a major omission or error in a report after is has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the Company.

     8.  Definitions.  Definitions contained in
Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary
Service Companies, Public Utility Holding Company
Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

     10.  Methods of Allocation.  The service
company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
Commission pursuant to the Public Utility Holding
Company Act of 1935.

     11. Annual statement of compensation for use of capital billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS





Description of                                 Schedule or       Page
Schedules and Accounts:                        Account No.:
No.:



COMPARATIVE BALANCE SHEET                      Schedule I       4-5

  Property                                     Schedule II      6-7
  Accumulated Provision for Depreciation
     and Amortization of Property              Schedule III       8
  Investments                                  Schedule IV        9
  Accounts Receivable from Associate Companies Schedule V        10
  Fuel Stock Expenses Undistributed            Schedule VI       11
  Stores Expenses Undistributed                Schedule VII      12
  Miscellaneous Current and Accrued Assets     Schedule VIII     13
  Miscellaneous Deferred Debits                Schedule IX       14
  Research, Development, or Demonstration
     Expenditures                              Schedule X        15
  Proprietary Capital                          Schedule XI       16
  Long-term Debt                               Schedule XII      17
  Current and Accrued Liabilities              Schedule XIII     18
  Notes to Financial Statements                Schedule XIV      19



COMPARATIVE INCOME STATEMENT                   Schedule XV       20

  Analysis of Billing, Associate Companies     Account 457       21
  Analysis of Billing, Nonassociate Companies  Account 458       22
  Analysis of Charges for Service,
     Associate and Nonassociate Companies Schedule XVI 23 Schedule of Expense by Department or
     Service   Function                        Schedule XVII  24-25
  Departmental Analysis of Salaries            Account 920       26
  Outside Services Employed                    Account 923       27
  Employee Pensions and Benefits               Account 926       28
  General Advertising Expenses                 Account 930.1     29
  Miscellaneous General Expenses               Account 930.2     30
  Rents                                        Account 931       31
  Taxes Other Than Income Taxes                Account 408       32
  Donations                                    Account 426.1     33
  Other Deductions                             Account 426.5     34
  Notes to Statement of Income                 Schedule XVIII    35

   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS



Description of                                         Page
Reports or Statements:                                 No.:



Organizational Chart                                   36


Methods of Allocation                                  37


Annual Statement of Compensation for Use of
Capital Billed                                         38

                                                                              4
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET
         Give balance sheet of the Company as of December 31 of the current and prior year.


         Account Assets and Other Debits                          Current          Prior

                 Property
          101      Utility property  (Schedule II)                         0               0
          107      Construction work in progress                           0               0
                     (Schedule II)
          121      Non Utility Property (Schedule II)             11,711,062     170,797,904
                     Total Property                               11,711,062     170,797,904
          108      Less Accumulated provision for
                     depreciation and amortization of
                     utility property  (Schedule III)                      0               0
          122      Less Accumulated provision for
                     depreciation and amortization of
                     non-utility property (Schedule III)             630,641      11,321,960
                   Net Property                                   11,080,421     159,475,944

                 Investments
          114      Investments in associate companies              1,181,121               0
          123      Investments in associate companies
                     (Schedule IV)                                15,251,801       9,360,538
          124      Other investments  (Schedule IV)                        0               0
                   Total Investments                              16,432,922       9,360,538

                 Current and Accrued Assets
          131      Cash                                            3,533,773       9,106,045
          134      Special deposits                                        0               0
          135      Working funds                                           0           2,000
          136      Temporary cash investments
                     (Schedule IV)                                         0               0
          141      Notes receivable                                        0               0
          142      Customer accounts receivable                    3,935,643      12,309,022
          143      Accounts receivable                             2,468,632       2,146,757
          144      Accumulated provision for
                     uncollectible accounts                       (2,093,696)        (81,748)
          146      Accounts receivable from associate
                     companies  (Schedule V)                         963,796         357,452
          151      Fuel stock                                              0       2,560,368
          152      Fuel stock expenses undistributed
                     (Schedule VI)                                         0               0
          154      Material and supplies                             419,663       2,316,277
          163      Stores expense undistributed
                     (Schedule VII)                                        0               0
          165      Prepayments                                     1,133,374       2,281,829
          172      Rents                                              51,972         250,794
          174      Miscellaneous current and accrued
                     assets  (Schedule VIII)                               0         940,000
                   Total Current and Accrued Assets               10,413,157      32,188,796

                 Deferred Debits
          181      Unamortized debt expense                                0               0
          183      Preliminary Survey & Investigation
                     Charges                                               0               0
          184      Clearing accounts                                       0              10
          186      Miscellaneous deferred debits                   3,046,504      12,392,446
                     (Schedule IX)
          188      Research, development, or demonstration
                     expenditures  (Schedule X)                            0               0
          190      Accumulated deferred income taxes                       0               0
                   Total Deferred Debits                           3,046,504      12,392,456

                 Total Assets and Other Debits                    40,973,004     213,417,734



                                                                           5
   Annual Report of Allegheny Ventures, Inc.
   AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




   SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET,  CONTINUED




   Account Liabilities and Proprietary Capital                  Current            Prior

           Proprietary Capital
    201      Common stock issued  (Schedule XI)                     1,000             1,000
    211      Miscellaneous paid-in capital  (Schedule XI)      77,346,841        57,823,244
    215      Appropriated retained earnings  (Schedule XI)              0                 0
    216      Unappropriated retained earnings
               (Schedule XI)                                  (38,230,232)      (38,111,422)
             Total Proprietary Capital                         39,117,609        19,712,822

           Long-term Debt
    223      Advances from associate
               companies  (Schedule XII)                                0                 0
    224      Other long-term debt  (Schedule XII)                       0       160,000,000
    225      Unamortized premium on long-term debt                      0                 0
    226      Unamortized discount on long-term
               debt  (debit)                                            0                 0
             Total Long-term Debt                                       0       160,000,000


           Current and Accrued Liabilities
    231      Notes payable                                              0         1,000,000
    232      Accounts payable                                     147,057        10,685,257
    233      Notes payable to associate
               companies  (Schedule XIII)                               0                 0
    234      Accounts payable to associate
               companies  (Schedule XIII)                         385,711         1,154,106
    236      Taxes accrued                                        950,838         6,012,047
    237      Interest accrued                                           0         1,702,933
    238      Dividends declared                                         0                 0
    241      Tax collections payable                                    0           103,681
    242      Miscellaneous current and accrued
               liabilities  (Schedule XIII)                             0           990,783
             Total Current and Accrued Liabilities              1,483,606        21,648,807


           Deferred Credits
    253      Other deferred credits                                   625         7,380,836
    255      Accumulated deferred investment tax credits                0                 0
    283      Accumulated deferred income taxes                    371,164         4,675,269
             Total Deferred Debits                                371,789        12,056,105

           Total Liabilities and Proprietary Capital           40,973,004       213,417,734



                                                                           6
 Annual Report of Allegheny Ventures, Inc.
 AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




 SCHEDULE  II  -  PROPERTY


                             Balance at                    Retiremts         Other        Balance at
                              Beginning                       or            Changes          Close
 Account Description           of Year       Additions       Sales            (1)           of Year


  301    Organization                  0                                                            0

  303    Miscellaneous
         intangible plant              0                                                            0

  304    Land and land
         rights                  881,413        501,896                      (881,413)        501,896

  305    Structures and
         improvements         14,172,497                                  (14,172,497)              0

  306    Leasehold
         improvements            175,461              0    (175,461)                0               0

  307    Equipment   (2)     154,151,271        348,513    (186,190)     (153,862,992)        450,602

  308    Office furniture
         and equipment           222,449          5,383    (227,832)                0               0

  309    Automobiles, other
         vehicles and
         related garage
         equipment                     0              0           0                                 0

  310    Aircraft and
         airport equipment             0                                                            0

  311    Other property   (3   1,194,813      9,563,751                                    10,758,564

         Subtotal            170,797,904     10,419,543    (589,483)     (168,916,902)     11,711,062

  107    Construction work
         in progress   (4)             0                                            0               0

         Total               170,797,904     10,419,543    (589,483)     (168,916,902)     11,711,062



 (1)     Provide an explanation of those changes considered material:

         In November 1999, Allegheny Energy, Inc. formed Allegheny Energy Supply Company, LLC, a wholly owned nonutility generating subsidiary, to consolidate its unregulated energy supply business. Allegheny Energy Supply purchased from AYP Energy, Inc. its 276 MW of merchant capacity at Fort Martin Unit No. 1.

                                                                            7
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         SCHEDULE  II  -  CONTINUED



(2) Subaccounts are required for each class of equipment owned. The company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:



                                                                                 Balance
                                                                                 at Close
              Subaccount     Subaccount Description          Additions           of Year

                 121    Non Utility Property                     348,513            450,602


              Additional subaccount detail not available.



              Total                                              348,513            450,602



         (3)  Describe other property:                                           Balance
                                                                                at Close
              Other property consists of:                    Additions           of Year

                 121    Telecommunications Projects (ACC)      9,563,751         10,758,564


                                                               9,563,751         10,758,564

         (4)  Describe construction work in progress:

              Not applicable.

                                                                           8
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         SCHEDULE  III  -  ACCUMULATED  PROVISION  FOR
         DEPRECIATION  AND  AMORTIZATION  OF  PROPERTY



                                    Balance at   Additions                 Other      Balance at
                                    Beginning       to                    Changes       Close
         Account Description         of Year    Acct  403 / 40Retirements   (1)        of Year


          301    Organization

          303    Miscellaneous
                 intangible plant

          304    Land and land
                 rights

          305    Structures and
                 improvements

          306    Leasehold
                 improvements         79,804        14,192                 (93,996)           0

          307    Equipment          11,203,346   5,371,346    (268,838)  (16,182,804)   123,050

          308    Office furniture
                 and equipment        38,810         6,259                 (45,069)           0

          309    Automobiles, other
                 vehicles and
                 related garage
                 equipment                                                                    0

          310    Aircraft and
                 airport equipment

          311    Other property                    494,915                  12,676      507,591

                 Total              11,321,960   5,886,712    (268,838)  (16,309,193)   630,641



(1)     Provide an explanation of those changes considered material:

        In November 1999, Allegheny Energy, Inc. formed Allegheny Energy Supply Co., LLC, a wholly owned nonutility generating subsidiary, to consolidate its unregulated energy supply business. Allegheny Energy Supply purchased from AYP Energy, Inc. its 276 MW of merchant capacity at Fort Martin Unit No. 1.

                                                                             9
  Annual Report of Allegheny Ventures, Inc.
  AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




  SCHEDULE  IV  -  INVESTMENTS


  Instructions:    Complete the following schedule concerning investments.
  Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or
  principal amount, etc.    Under Account 136,  "Temporary Cash Investments",
  list each investment separately.




                                                                        Balance at       Balance at
                                                                        Beginning          Close
   Description                                                           of Year          of Year

  Account 123-  Investment in Associate Companies

     EnviroTech Investment Fund I, L.P., net                             2,158,302        3,043,832
          A 9.9% interest in a limited partnership to acquire
          securities of companies with a primary emphasis on
          investments in energy.

     Latin American Energy and Electricity Fund I, L.P.                  4,619,451        4,197,539
          A 9.9% interest in a limited partnership to invest in
          entities involved in new or existing electric power
          projects in Latin America and the Caribbean.

     APS Cogenex, L.L.C.                                                   509,636          971,618
          A 50% joint venture with EUA Cogenex Corporation
          formed to engage in demand-side management business
          activities.

     FondElec General Partner, L.P.
          A 4.975% interest in a limited partnership organized for
          the purpose of acting as the general partner of the Latin
          American Energy and Electricity Fund I, L.P.                      23,149           21,581

     Allegheny Hyperion Telecommunications, L.L.C.
          A joint venture with Hyperion Telecommunications of
          Pennsylvania, Inc., formed to construct and operate fiber      2,050,000        3,948,231
          optic telecommunications facilities.

     GENOSys Technology Management, Inc.                                                  3,069,000
          A network services company that provides
          technology management solutions.

  Account 124-  Other Investments
     Not applicable.

  Account 136-  Temporary Cash Investments
     Not applicable.
     Total                                                               9,360,538       15,251,801


                                                                           10
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         SCHEDULE  V  -  ACCOUNTS  RECEIVABLE  FROM  ASSOCIATE  COMPANIES


Instructions:    Complete the following schedule listing accounts receivable
from each associate company.    Where the company has provided
accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                  Balance at       Balance at
                                                  Beginning          Close
Description                                       of Year          of Year

Account 146-  Accounts Receivable from
              Associate Companies




General Invoices between AE, Inc subsidiaries      357,452          963,796






Total                                              357,452          963,796


Analysis of Convenience or Accommodation Payments
Not applicable.

                                                                          11
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         SCHEDULE  VI  -  FUEL  STOCK  EXPENSES  UNDISTRIBUTED


         Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.






Description                                Labor         Expenses        Total

Account 152- Fuel Stock Expenses Undistributed

   Not applicable.







Account 151- Fuel Stock

   Not applicable.



Total                                           0              0              0

                                                                           12
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         SCHEDULE  VII  -  STORES  EXPENSE  UNDISTRIBUTED


Instructions:    Report the amount of labor and expenses associated with
respect to stores expense during the year and indicate amount attributable to each associate company.





Description                                Labor         Expenses        Total

Account 163- Stores Expense Undistributed

    Not applicable.


  Total                                         0              0              0

                                                                           13
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         SCHEDULE  VIII  -  MISCELLANEOUS  CURRENT  AND  ACCRUED  ASSETS


Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                 Balance at       Balance at
                                                 Beginning          Close
Description                                       of Year          of Year

Account 174-  Miscellaneous Current and
              Accrued Assets

 WVA Unexpensed Property Taxes                     940,000                0


 Total                                             940,000                0

                                                                           14
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         SCHEDULE  IX  -  MISCELLANEOUS  DEFERRED  DEBITS


    Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                 Balance at       Balance at
                                                 Beginning          Close
Description                                       of Year          of Year

Account 186-  Miscellaneous Deferred Debits

  Allegheny Hyperion Communications Capital       5,349,791        5,509,037
          Lease Payments Receivable

  Allegheny Hyperion Communications Capital      (2,394,264)      (2,465,533)
          Lease Interest

  Expenses associated with the purchase
       of Fort Martin Unit #1                        (9,848)               0

  Expenses associated with the operation            157,594                0
       of Fort Martin Unit #1

  Point of Rocks Activities                               0            3,000

  Medium - Term Notes Deferred Issuance Costs        50,433                0

  Deferred Termination Loss                       4,938,837                0

  Deferred Power Station Special Maint. Exp.      4,141,818                0

  Expenses associated with the AE Solutions          28,973                0
            Call Center at Fairmont

  Magnesium Production Project                      128,535                0

  Other Miscellaneous Deferred Debits                   576                0


  Total                                          12,392,446        3,046,504

                                                                          15
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


         Instructions:    Provide a description of each material research,
         development or demonstration project which incurred costs by the company during the year.





          Description                                                 Amount

         Account 188-  Research, Development, or Demonstration
                       Expenditures

            Not applicable.




            Total                                                          0

                                                                           16
        Annual Report of Allegheny Ventures, Inc.
        AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




        SCHEDULE  XI  -  PROPRIETARY  CAPITAL



                              Number of     Par / Stated   Outstanding Shares
                                Shares          Value      At Close of Period
Account Class of Stock        Authorized     Per Share     Number       Amount

201    Common Stock Issued     1,000           $10          100        $1,000




Instructions:    Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which give rise to the reported amounts.

Account Description                                              Amount

 211    Miscellaneous Paid-in Capital*                         77,346,841
 215    Appropriated Retained Earnings                                  0

      Total                                                    77,346,841


* Allegheny Ventures is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc.




Instructions:    Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from nonassociates per the General Instructions of
the Uniform System of Accounts.    For dividends paid during the year in cash or
otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                 Balance at      Net                 Balance at
                                 Beginning      Income    Dividends    Close
Account Description               of Year       (Loss)     Paid       of Year

216    Unappropriated Retained
       Earnings (Deficit)      (38,111,422)    (118,810)      0    (38,230,232)

       Total                   (38,111,422)    (118,810)      0    (38,230,232)



      Net Losses are a result of non-utility operations.

                                                                           17
     Annual Report of Allegheny Ventures, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


     SCHEDULE  XII  -  LONG-TERM  DEBT


Instructions:    Advances from associate companies should be reported separately
for advances on notes, and advances on open account.    Names of associate
companies from which advances were received shall be shown under the class and
series of obligation column.    For Account 224,  "Other Long-Term Debt",
provide the the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                       Terms,     Date                             Balance at                                Balance at
                       Class, &    of     Interest    Amount        Beginning                      (1)          Close
     Name of Creditor  Series    Maturity  Rate     Authorized       of Year       Additions   Deductions      of Year

      223 Advances from associate
          companies:

          None

      224 Other long-term debt:

             5-year debt provided by a
                syndicate of bank   2001  6.78 % *  160,000,000    160,000,000                 16,000,000              0


          Total                                     160,000,000    160,000,000              0  16,000,000              0



       *   See Schedule XIV:  Notes to Financial Statements on page 19.





     (1)  Give an explanation of deductions.:

 In November 1999, Allegheny Energy, Inc. formed Allegheny Energy Supply Company, LLC, a wholly owned nonutility generating subsidiary, to consolidate its unregulated energy supply business. Allegheny Energy Supply purchased from AYP Energy, Inc. its 276 MW of merchant capacity at Fort Martin Unit No. 1.

                                                                           18
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         SCHEDULE  XIII  -  CURRENT  AND  ACCRUED  LIABILITIES


 Instructions:    Provide balance of notes and accounts payable to each
 associate company.  Give description and amount of miscellaneous
 current and accrued liabilities.    Items less then  $10,000  may be
 grouped, showing the number of items in each group.


                                                 Balance at       Balance at
                                                 Beginning          Close
Description                                       of Year          of Year

Account 233-  Notes Payable to Associate Companies

    Not applicable.


    Total                                                 0                0


Account 234-  Accounts Payable to Associate Companies

    Allegheny Power Service Corporation             896,796          366,662
    West Penn Power Company                         169,008           16,156
    Potomac Edison                                   15,010            1,009
    Monongahela Power Company                        61,864              934
    AYP Affiliates                                        0                0
    Allegheny Energy, Inc.                           11,428              464
    AE Supply                                             0              487

    Total                                         1,154,106          385,711


Account 242-  Miscellaneous Current and Accrued Liabilities

    Major Maintenance Accruals                       57,500                0
    Pension Accrual                                  (7,317)               0
    Payrolls Accrued  (Account 232)                           -            0
    Misc. Accrued Liabilities                       940,600                0
    Misc. Curr. and Accrued Liabilities                   0                0

    Total                                           990,783                0

           ANNUAL REPORT OF ALLEGHENY VENTURES, INC.
        AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999

                         SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated by reference.



NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a wholly-owned subsidiary of Allegheny Energy, Inc. Allegheny Energy, Inc. is an electric utility holding company that derives substantially all of its income from the electric utility operations of its regulated subsidiaries (Monongahela Power Company, The Potomac Edison Company, and West Penn Power Company).

In 1996, Allegheny Ventures, Inc. (the Company) formed two wholly-owned subsidiaries, AYP Energy, Inc. (AYP Energy), an exempt wholesale generator and power marketer in the wholesale electricity market, and Allegheny Communications Connect, Inc.
(ACC), an exempt telecommunications company. In 1997, a new wholly-owned subsidiary, Allegheny Energy Solutions, Inc. was formed to market electric energy to retail customers in deregulated markets and other energy-related services.

With the conclusion of the retail access pilot programs in connection with the Pennsylvania Customer Choice Act on December 31, 1998, Allegheny Energy Solutions, Inc. ceased operations at the beginning of the year.

In November 1999, Allegheny Energy Supply, LLC, a wholly owned nonutility generating subsidiary of Allegheny Energy, Inc., purchased from AYP Energy, Inc. its 276 MW of merchant capacity at Fort Martin Unit No. 1.

The Company has investments in two limited partnerships, EnviroTech Investment Fund I,L.P., which invests in emerging electrotechnologies that promote the efficient use of electricity and improve the environment; and the Latin American Energy and Electricity Fund I,L.P., which invests in and develops electric opportunities in Latin America and the Caribbean.

Significant accounting policies of the Company are summarized below.

Consolidation
Allegheny Ventures, Inc. owns all of the outstanding common stock of its subsidiaries, AYP Energy, ACC, and Allegheny
Energy Solutions. The consolidated financial statements shown herein include all the accounts of the Company and its subsidiary companies after elimination of intercompany transactions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Revenues
Revenues for the Company are recorded in the same period in which the related electric services are provided to customers.
Revenues from other non-regulated activities are recorded in the period earned.

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Provisions for depreciation are determined on a straight-line method based on estimated service lives of depreciable properties. The cost of maintenance and of certain replacements of property, plant, and equipment is charged to operating expenses. A reclassification was made in the 1997 period to move $6.2 million related to a major outage from property, plant, and equipment to deferred charges to be amortized to maintenance expense over the six year period 1997-2002. Property, plant, and equipment is being depreciated over 25 years.

Accounting for Investments
Investments in two limited partnerships are accounted for under the equity method. That is, the initial investment is recorded at cost, then the carrying amount is adjusted to recognize the Company's share of post-acquisition earnings or losses of the investee.

Income Taxes
The Company joins with its Parent and affiliates in filing a consolidated federal income tax return. The consolidated tax liability is allocated among the participants generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return tax liability.

Financial accounting income before income taxes differs from taxable income principally because certain income and deductions for tax purposes are recorded in the financial income statement in another period. Differences between income tax expense computed on the basis of financial accounting income and taxes payable based on taxable income are deferred. Deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax basis of assets and liabilities computed utilizing the most current tax rates.

Allocated Charges
The Company has no employees. As a result of AYP Energy being a 50% owner of Fort Martin Power Station Unit No. 1 in 1999, it incurs expenses which include its proportionate share of all fuel, operation and maintenance costs, and salaries, wages, and employee benefits. The Company also incurs expenses which include its proportionate share of salaries, wages, and employee benefits related to services provided by Allegheny Energy Company, Inc. and its subsidiaries for the Company's other subsidiaries. Employee benefits include the expenses of a noncontributory defined benefit pension plan and partially contributory medical and life insurance plans.



NOTE B:  PROPOSED MERGER

On April 7, 1997, Allegheny Energy, Inc. and DQE, Inc. (DQE), parent company of Duquesne Light Company in Pittsburgh, Pennsylvania announced that they had agreed to merge in a tax-free, stock-for-stock transaction.

At separate meetings held on August 7, 1997, the shareholders of the Company and DQE approved the merger. The Company and DQE made all necessary regulatory filings. Since then, the Company and DQE received approval of the merger from the Nuclear Regulatory Commission, the Pennsylvania Public Utility Commission (PUC), and the Federal Energy Regulatory Commission
(FERC). The Pennsylvania PUC and the FERC approvals were subject to conditions acceptable to Allegheny Energy. In addition, while not required, the Maryland Public Service Commission and the Public Utilities Commission of Ohio have indicated their approval.

On October 5, 1998, DQE notified Allegheny Energy that it had unilaterally decided to terminate the merger. In response, the Company filed with the United States District Court for the Western District of Pennsylvania on October 5, 1998, a lawsuit for specific performance of the Merger Agreement or, alternatively, damages. The District Court held a trial on October 20 through 28, 1999, without a jury, on the issues of whether DQE's termination of the Merger Agreement breached the agreement and whether Allegheny Energy, Inc. is entitled to specific performance. On December 3, 1999, the Court handed down a decision which found that DQE did not breach the April 1997 Merger Agreement. The Court accordingly found in favor of DQE and granted judgement in favor of DQE on all claims and all requests for injunctive relief. On December 14, 1999, Allegheny Energy appealed the District Court's judgement to the United States Court of Appeals for the Third Circuit, and, on December 16, 1999, Allegheny Energy, Inc. filed a Motion for Expedited Treatment of the Appeal requesting that briefings be completed by February 25, 2000, and that arguments be scheduled promptly following the completion of briefings. On December 29, 1999, the Third Circuit granted the Motion for Expedited Treatment.



NOTE C:  CAPITALIZATION

Long-Term Debt
In October 1996, AYP Energy borrowed $160 million for five years from a syndicate of eight banks priced at a floating rate based on the 90-day London Interbank Offering Rate (LIBOR) plus a spread. AYP Energy also entered into a floating-to-fixed interest rate swap to hedge against fluctuations in interest rates. The swap plus the spread on the underlying financing fixed the interest rate to the Company at 6.78%. In January 1998, the swap was refinanced in exchange for the counterparty's right to exercise an option to extend the swap until 2006. The new swap plus the spread on the underlying financing lowered the interest rate to AYP Energy to 6.18%.



NOTE D:  COMMITMENTS AND CONTINGENCIES

Construction Program
The Company has entered into commitments for its construction programs, for which expenditures are estimated to be $39.5 million for 2000 and $44.5 million for 2001.

Risk Management
AYP Energy supplies power in the bulk power market. During 1999, the marketing books of the Company consisted primarily of fixed priced, forward-purchase and/or sale contracts which require settlement by physical delivery of electricity. These transactions result in market risk which occurs when the market price of a particular obligation or entitlement varies from the contract price. The Company's exposure to volatility in the price of electricity and other energy commodities is maintained within approved policy limits.

Environmental Matters and Litigation
System companies are subject to various laws, regulations, and uncertainties as to environmental matters. Compliance may require them to incur substantial additional costs to modify or replace existing and proposed equipment and facilities, and may affect adversely the cost of future operations.

                                                                           20
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         SCHEDULE  XV  -  COMPARATIVE  STATEMENT  OF  INCOME
         Give income statement of the Company for the current and prior years ending December 31.


         Account Description                                      Current          Prior

                 Income
         440-447   Sales                                        102,789,852     240,197,154
         450-456   Other operating revenues                       6,689,731         156,232
         457       Services rendered to associate companies               0               0
         458       Services rendered to nonassociate
                     companies                                      877,333       6,630,023
         417-421   Miscellaneous income or loss                     173,928        (716,461)
                   Total Income                                 110,530,844     246,266,948


                 Expense
                   Power Costs:
         501         Fuel                                        20,376,508      21,136,727
         555         Purchased Power                             54,637,129     210,558,867
         500-514     Other                                        4,440,523       6,826,387
         903       Cashiering                                        77,948         432,196
         904       Uncollectibles                                 2,071,804         124,663
         908-910   Other Customer Service                            82,808         372,023
         912       Selling Activities Expense                       211,659       1,778,045
         913       Sales Advertising                                     72         107,992
         920       Salaries and wages                             1,588,070       2,134,747
         921       Office supplies and expenses                   2,745,424         985,527
         922       Administrative expense transferred - credit            0               0
         923       Outside services employed                      2,626,913       6,445,634
         924       Property insurance                               104,384         109,313
         925       Injuries and damages                              23,986          11,897
         926       Employee pensions and benefits                   545,640         912,866
         928       Regulatory commission expense                    110,000          75,000
         930.1     General advertising expense                        1,490               0
         930.2     Miscellaneous general expenses                   235,724          88,826
         931       Rents                                            333,623         632,096
         935       Maintenance of structures and equipment            3,348          13,552
         403 - 404 Depreciation and amortization expense          5,886,712       5,770,210
         408       Taxes other than income taxes                  5,061,917       6,881,568
         409       Income taxes                                  (3,510,067)    (12,951,963)
         410       Provision for deferred income taxes            3,946,710       2,418,734
         411       Provision for deferred income taxes - credit           0        (838,672)
         411.5     Investment tax credit                                  0               0
         426.1     Donations                                              0               0
         426       Other deductions                                   5,291          22,971
         427       Interest on long-term debt                     8,250,275      10,105,333
         428       Amortization on Medium-term notes                 16,317          17,800
         430       Interest on debt to associate companies                0               0
         431       Other interest expense                            30,153          35,390
                   Total Expense                                110,649,654     266,581,494


                 Net Income or (Loss)                              (118,810)    (20,314,546)


                                                                           21
         Annual Report of Alegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999



         ANALYSIS  OF  BILLING
         ASSOCIATE  COMPANIES  -  ACCOUNT  457




                                  Direct      Indirect      Comp.         Total
                                  Costs        Costs       for Use        Amount
Name of Associate Company        Charged      Charged     of Capital      Billed


  Not applicable.


 Total                                 0            0            0             0

                                                                           22
       Annual Report of Allegheny Ventures, Inc.
       AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


       ANALYSIS  OF  BILLING  NONASSOCIATE  COMPANIES
       ACCOUNT  458


                                     Direct       Indirect       Comp.                    Excess         Total
                                      Cost          Cost        for Use       Total         or          Amount
       Name of Nonassociate Company  Charged       Charged    of Capital      Cost      Deficiency      Billed
                                     (458.1)       (458.2)      (458.3)                   (458.4)

AYP Capital believes that this page is not applicable to nonutility companies who are using the U-13-60 Form designed for and used by Service Companies.
Nonutility companies perform numerous billings to nonassociate companies, and requiring them to provide a list of all of their customers and billings would be unduly burdensome. In addition, the Company considers its customer data to be proprietary information.


            Total                           0             0            0            0            0             0




Instructions:    Provide a brief description of the services rendered to each nonassociate company.

                                                                           23
     Annual Report of Allegheny Ventures, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


     SCHEDULE  XVI  -  ANALYSIS  OF  CHARGES  FOR  SERVICE
     ASSOCIATE  AND  NONASSOCIATE  COMPANIES



                                   Associate Co. Charges        Nonassociate Co. Charges      Total Charges for Service
                                   Direct   Indirect            Direct    Indirect            Direct    Indirect
     Description of Items           Cost     Cost      Total     Cost      Cost      Total     Cost      Cost      Total

      920  Salaries and wages
      921  Office supplies and expense
      922  Admin expense transferred - cr
      923  Outside services employed                This type of breakdown is
      924  Property insurance                       not available for
      925  Injuries and damages                     competitive job billings.
      926  Employee pensions and benefits
      928  Regulatory commission expense
      930.1General advertising expenses
      930.2Miscellaneous general expenses
      931  Rents
      935  Maint of structures and equip
      403  Depreciation and amortiz exp
      408  Taxes other than income taxes
      409  Income taxes
      410  Prov for def income taxes
      411  Prov for def income taxes - cr
      411.5Investment tax credit
      426.1Donations
      426  Other deductions
      427  Interest on long-term debt
      431  Other interest expense
           Total expenses               0        0         0         0         0         0         0         0         0
           Comp for use of equity capital
      430  Int on debt to assoc companies
           Total cost of service        0        0         0         0         0         0         0         0         0


Instructions:    Total cost of service will equal for assocate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                                                            24
     Annual Report of Allegheny Ventures, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


     SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
     DEPARTMENT  OR  SERVICE  FUNCTION


                                                                     Department or Service Function
                                                  Total     Over-
     Description of Items                         Amnt      head

      920  Salaries and wages
      921  Office supplies and expense
      922  Admin expense transferred - credit
      923  Outside services employed                  This type of breakdown is
      924  Property insurance                         not applicable.
      925  Injuries and damages
      926  Employee pensions and benefits
      928  Regulatory commission expense
      930.1General advertising expenses
      930.2Miscellaneous general expenses
      931  Rents
      935  Maint of structures and equipment
      403  Depreciation and amortization expense
      408  Taxes other than income taxes
      409  Income taxes
      410  Prov for def income taxes
      411  Prov for def income taxes - credit
      411.5Investment tax credit
      426.1Donations
      426  Other deductions
      427  Interest on long-term debt
      430  Interest on debt to associate companies
      431  Other interest expense

           Total expenses                             0         0         0        0        0        0        0        0        0



Instructions:    Indicate each department or service function.  (See Instruction
  01-3,  General Structure of Accounting System:    Uniform System of Accounts.)

                                                                           25
     Annual Report of Allegheny Ventures, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


     SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
     DEPARTMENT  OR  SERVICE  FUNCTION,  CONTINUED


             Department or Service Function
     Account
     Number


      920
      921
      922
      923                    This type of breakdown is
      924                    not applicable.
      925
      926
      928
      930.1
      930.2
      931
      932
      403
      408
      409
      410
      411
      411.5
      426.1
      426.5
      427
      430
      431

                  0       0       0       0       0       0       0       0       0       0       0       0



                                                                           26
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         DEPARTMENTAL  ANALYSIS  OF  SALARIES
         ACCOUNT  920

                                  Departmental Salary Expense
         Name of Department                   Included in Amounts Billed to           Personnel
         Indicate each department   Total      Parent       Other         Non-        at Close
         service function.         Amount      Company    Associates    Associates     of Year


           Not applicable.


           Total                         0           0           0             0             0


                                                                          27
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         OUTSIDE  SERVICES  EMPLOYED
         ACCOUNT  923


Instructions:    Provide a breakdown by subaccount of outside services
employed.    If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


         From Whom Purchased                      Address      Relationship*   Amount


         Administrative and Engineering:
            Allegheny Power Service Corp.       Greensburg, PA    A              470,340



         Generation, Transmission & Distribution Services:
            Global & National                   Dallas, TX        NA              25,188
            PJM Interconnection LLC             Norristown, PA    NA              30,000
            Allegheny Marketing Group           Pittsburgh, PA    NA              40,000
            Potomac, Inc.                       Bethesda, MD      NA              40,244
            Black & Veatch                      Kansas City, MO   NA              60,000
            Hadco                               Atlanta, GA       NA              68,228
            Graybar Electric                    Pittsburgh, PA    NA              68,829
            Cooper Power Systems                Pittsburgh, PA    NA              74,183
            Keller & Heckman LLP                Washington,DC     NA              89,098
            Salomon Smith Barney, Inc.          New York, NY      NA             100,000
            Powercon Corp.                      Baltimore, MD     NA             119,022
            Kronenwetter Electric, Inc.         St. Marys, PA     NA             123,435
            Beckwith Machine                    Pittsburgh, PA    NA             197,419
            The Boston Consulting Group, Inc.   Chicago, IL       NA             801,937





            Other                                                                318,990

            Grand Total                                                        2,626,913


   *A =  associate, NA = nonassociate

                                                                           28
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         EMPLOYEE  PENSIONS  AND  BENEFITS
         ACCOUNT  926

Instructions:  Provide a listing of each pension plan and benefit program
provided by the company.   Such listing should be limited to $25,000.


Description                                                   Amount



  Life Insurance                                                   8,257
  Medical Insurance & Fees                                       214,398
  Dental Insurance & Fees                                         22,233
  Long-term Disability Fees                                       19,474
  Postretirement benefits other than pensions                    107,896
  Corporate Pension Plan                                          42,519
  Savings Plan Expense                                           104,887
  Miscellaneous (10)                                              25,976


  Total                                                          545,640

                                                                          29
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         GENERAL  ADVERTISING  EXPENSES
         ACCOUNT  930.1

         Instructions:    Provide a listing of the amount included in
         Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



          Description                 Name of Payee                  Amount


         Other Customer InformationVarious                             1,490



            Total                                                      1,490

                                                                           30
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         MISCELLANEOUS  GENERAL  EXPENSE
         ACCOUNT  930.2

Instructions:    Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. Section 441(b)(2))  shall be separately classified.


Description                                                           Amount


Outside directors' fees and expenses                                      1,066

Service Company Misc. General Expenses                                  157,768

Financial Expenses                                                       78,298

Miscellaneous                                                            (1,408)


   Total                                                                235,724

                                                                           31
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         RENTS
         ACCOUNT  931

Instructions:    Provide a listing of the amount included in Account 931,
"Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


 Type of Property                                               Amount


  EDP Equip.                                                     108,092
  Office Space                                                   207,495
  Office Furniture\Equip.                                          4,471
  Communication Equip.                                             4,621
  Other Rent                                                       8,944


   Total                                                         333,623

         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         TAXES  OTHER  THAN  INCOME  TAXES
         ACCOUNT  408

Instructions:    Provide an analysis of Account 408,  "Taxes Other Than Income
Taxes".   Separate the analysis into two groups:   (1) other than U.S.
Government taxes, and  (2) U.S. Government taxes.   Specify each of the
various kinds of taxes and show the amounts thereof.   Provide a subtotal for
each class of tax.

         Kind of Tax                                               Amount




         Other than U.S. Government taxes:

            Business & Occupation Tax                             3,817,000
            Gross Receipts Tax                                       60,989
            Property Tax                                            858,000
            Capital Stock / Franchise Tax                           151,400
            State License Tax                                         4,955
            Other State & Local Tax                                  13,812
            State Unemployment                                       11,463




            Subtotal                                              4,917,619


         U.S. Government taxes:

            FICA                                                    142,257
            Federal Unemployment                                      2,041



            Subtotal                                                144,298


            Total                                                 5,061,917

                                                                           33
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         DONATIONS
         ACCOUNT  426.1

Instructions:    Provide a listing of the amount included in Account 426.1,
"Donations",  classifying such expenses by its purpose.    The aggregate
number and amount of all items of less than $3,000 may be shown in lieu of details.


Name of recipient              Purpose of Donation                     Amount


   Not applicable.


   Total                                                                      0

                                                                           34
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999




         OTHER  DEDUCTIONS
         ACCOUNT  426

Instructions:    Provide a listing of the amount included in Account 426,
"Other Deductions",  classifying such expenses according to their nature.



Description                       Name of Payee                        Amount


Penalties                                                                  (52)
Civic & Political Activities                                             5,319
Miscellaneous                                                               24


   Total                                                                 5,291

                                                                           35
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         SCHEDULE  XVIII
         NOTES  TO  STATEMENT  OF  INCOME


Instructions:    The space below is provided for important notes regarding the
statement of income or any account thereof.    Furnish particulars as to any
significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


         Refer to Schedule XIV on page 19.

                                                                        36
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         ORGANIZATIONAL  CHART




         Allegheny Ventures, Inc. has no employees - Allegheny Power Service Corporation provides administrative and engineering services.

                                                                             37
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         METHODS  OF  ALLOCATION


  Allegheny Ventures, Inc. expenses are not allocated to associate companies.

                                                                          38
         Annual Report of Allegheny Ventures, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1999


         ANNUAL  STATEMENT  OF  COMPENSATION  FOR  USE  OF  CAPITAL  BILLED



Allegheny Ventures, Inc. does not bill associate companies for use of holding company capital.

                                                                          39
ANNUAL REPORT OF ALLEGHENY VENTURES, INC.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

ALLEGHENY VENTURES INC.
(Name of Reporting Company)

By:
(Signature of Signing Officer)

Thomas J. Kloc, Controller
(Printed Name and Title of Signing Officer)

April 28, 2000
(Date)